

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Via E-mail
Timothy R. Brady
Chief Financial Officer
Dakota Plains Holdings, Inc.
294 Grove Lane East
Wayzata, MN 55931

> **Re:** **Dakota Plains Holdings, Inc., formerly MCT Holding Corporation**
> **Current Report on Form 8-K**
> **Filed March 23, 2012**
> **Quarterly Report on Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 15, 2012**
> **Response Dated June 29, 2012**
> **File No. 0-53390**

Dear Mr. Brady:

We have reviewed your filings and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K, filed March 23, 2012

General

1. Please amend your filing to incorporate your proposed disclosures in response to prior comments 1, 3, 4, 6-8. We also reissue prior comment 2.

Form 10-Q for Fiscal Quarter ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

2. We note your proposed response to prior comment 8 from our letter to you dated June 6, 2012. Please clarify the extent of a change in the company's share price as the "triggering event" you reference in response to prior comment 6 from our letter to you dated April 24, 2012.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

You may contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Joshua L. Colburn
        FAEGRE BAKER DANIELS LLP